Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2008

Tel Aviv, Israel, May 29, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced its results for the first quarter of 2008.

Loss for the first quarter of 2008 amounted to NIS 3.5 million (approximately US$ 1.0 million) of which loss of NIS 27.3 million (approximately US$ 7.7 million) is attributable to the equity holders of the Company, while profit of NIS 23.8 million (approximately US$ 6.7 million) is attributable to minority interest. The first quarter results for 2008 are compared with loss of NIS 34.0 million (approximately US$ 9.6 million) in the corresponding period of 2007 of which NIS 40.6 million (approximately US$ 11.4 million) loss is attributable to the equity holders of the Company and profit of NIS 6.7 million (approximately US$ 1.9 million) is attributable to minority interest.

Profit for the first quarter of 2008 excluding stock-base compensation expenses (Non GAAP measure) amounted to NIS 8.8 million (approximately US$ 2.5 million) compared with loss of NIS 17.8 million (approximately US$ 5 million)  in the corresponding period of 2007.

Mr. Shimon Yitzhaki, President, commented: “Inasmuch as the core business of the Company is the initiation and development of investments and projects in the real estate sector, our results are directly affected by the realization of real estate asset during the relevant quarter. Accordingly, as we have seen in previous years, the Company presents high profits in a quarter in which real estate assets are realized, whilst in quarters where there are no asset sales, it presents lower profits. The Company's long term results presented high level of profits and therefore the Company's results must be measured over a long period of time and not necessarily over a specific quarter”.

Mr. Yitzhaki also noted: “The financial strength of the Company was further reinforced by the trust placed in it by institutional financial bodies which enabled our subsidiary Plaza Centers NV to raise additional capital by expanding it’s notes series in Israel. The significant cash balances of our Company, which grew as a result of the business activities of the Company, allow the Company to meet its long term business plans. In addition, it must be noted that we have accelerated our activities both in terms of acquisitions in Europe, CEE and in India”.

Mr. Yitzhaki further commented: “Recently, we have announced that our subsidiary company, Plaza Centers, obtained an exclusive license to operate a casino at Obuda Dream Island - first of its kind in Europe enabling us to commence the development operations of this mega-project in it’s prime location to become a leading leisure and entertainment resort attracting visitors from across Continental Europe and overseas.”.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	Grayling Global
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd

	March 31, 2008	December 31, 2007	March 31, 2008
			Convenience
			translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	3,012,024	1,416,710	847,741
Short-term deposits and investments	850,675	700,055	239,425
Trade accounts receivable	78,541	1,521,521	22,105
Other financial assets	98,569	65,271	27,742
Other assets and prepayments	189,958	386,160	53,464
Inventories	30,265	25,492	8,518
Trading property	2,307,323	1,738,213	649,401
Assets related to discontinued operation	11,076	11,120	3,119
	6,578,431	5,864,542	1,851,515

Non-Current Assets
Deposits, loans and other long-term balances	238,652	109,114	67,169
Investments in associates	58,963	58,062	16,594
Property, plant and equipment	1,761,082	1,761,350	495,661
Investment property	518,198	454,623	145,848
Other assets and deferred expenses	141,276	148,137	39,762
Intangible assets	49,018	51,820	13,796
	2,767,189	2,583,106	778,831

	9,345,620	8,447,648	2,630,346

Current Liabilities
Short-term credits	471,040	166,469	132,575
Suppliers and service providers	171,623	181,226	48,304
Payables and other credit balances	405,036	428,863	113,998
Other liablities	129,600	128,630	36,476
Liabilities Related to Discontinued operation	28,430	30,123	8,002
	1,205,729	935,311	339,355

Non-Current liabilities
Borrowings	4,852,099	4,123,904	1,365,635
Other financial liablities	83,616	91,685	23,534
Other liablities	12,167	12,607	3,424
Deferred taxes	52,974	55,139	14,910
	5,000,856	4,283,335	1,407,503

Shareholders' Equity
Attributable to equity holders of the Company	1,921,926	2,035,437	540,930
Minority Interest	1,217,109	1,193,565	342,558
	3,139,035	3,229,002	883,488

	9,345,620	8,447,648	2,630,346

Elbit Imaging Ltd

	Three months ended March 31		Year ended December 31	Three months ended March 31
	2008	2007	2007	2008
				Convenience
				translation
	(in thousand NIS)			US$'000

Revenues and gains
Commercial centers ¹	73,708	434,420	2,917,616	20,746
Sale of real estate assets and investments, net	-	-	62,621	-
Hotels operations and management	91,888	90,314	395,227	25,862
Sale of medical systems	11,390	20,522	49,648	3,206
Sale of fashion merchandise	18,173	13,108	68,139	5,115
Decrease in shareholding of investees	-	-	5,310	-
	195,159	558,365	3,498,561	54,929

Costs and expenses
Commercial centers ¹	40,806	419,831	1,714,253	11,485
Hotels operations and management	81,626	81,582	330,063	22,974
Cost and expenses of medical systems operation	14,983	17,763	69,953	4,217
Cost of fashion merchandise	22,697	17,413	80,308	6,388
Research and development expenses, net	16,166	16,142	69,559	4,550
General and administrative expenses	8,551	16,416	116,992	2,407
Share in losses of associates, net	2,318	4,496	12,667	652
Financial expenses, net	12,113	22,654	140,925	3,409
Other expenses, net	(1,854)	(3,475)	38,233	(522)
	197,406	592,821	2,572,953	55,560

Profit (loss) before income taxes	(2,247)	(34,456)	925,608	(631)
Income taxes (tax benefits)	3,055	(279)	16,288	860

Profit (loss) from continuing operations	(5,302)	(34,177)	909,320	(1,491)
Profit from discontinued operation, net	1,754	170	10,288	494

Profit (loss) for the period	(3,548)	(34,007)	919,608	(997)

Attributable to:
Equity holders of the Company	(27,348)	(40,693)	539,749	(7,695)
Minority interest	23,800	6,686	379,859	6,698
	(3,548)	(34,007)	919,608	(997)

(1) Sale of trading property and investment property operations

Elbit Imaging Ltd

	Share Capital	Capital reserves	Cumulative foreign currency translation adjustments	Hedging Reserves	Stock base compensation	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to shareholders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)
Balance -
January 1, 2007	38,032	815,114	47,965	20,080	13,482	852,415	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

Gain for the period	-	-	-	-	-	539,749	539,749	-	-	539,749	379,859	919,608
Differences from translation of foreign entities' financial statements	-	-	(2,094)	-	-	-	(2,094)	-	-	(2,094)	10,468	8,374
Dividend paid	-	-	-	-	-	(159,767)	(159,767)	-	-	(159,767)		(159,767)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	45,459	45,459
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	(601)	(601)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	638	638	-	638
Change in fair value of Swap transactions	-	-	-	(7,232)	-	-	(7,232)	-	-	(7,232)	-	(7,232)
Stock based compensation expenses	-	-	-	-	19,427	-	19,427	-	-	19,427	76,450	95,877
Initially consolidation of a subsidiary	-	-	-	-	-	-	-	-	-	-	32,415	32,415
Employee share premium	-	163	-	-	-	-	163	-	(163)	(0)	-	(0)
December 31, 2007	38,032	815,277	45,871	12,848	32,909	1,232,397	2,177,334	(138,519)	(3,378)	2,035,437	1,193,565	3,229,002

Gain for the period	-	-	-	-	-	(27,348)	(27,348)	-	-	(27,348)	23,800	(3,548)
Differences from translation of foreign entities' financial statements	-	-	(85,792)	-	-	-	(85,792)	-	-	(85,792)	(16,672)	(102,464)
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	-
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	215	215
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Change in fair value of Swap transactions	-	-	-	(6,914)	-	-	(6,914)	-	-	(6,914)	-	(6,914)
Stock based compensation expenses	-	-	-	-	3,149	-	3,149	-	-	3,149	12,241	15,390
Premium of the minority in a subsidiary	-	-	-	-	-	-	-	-	-	-	3,960	3,960
Employee share premium	-	16	-	-	-	-	16	-	(16)	-	-	-
March 31, 2008	38,032	815,293	(39,921)	5,934	36,058	1,205,049	2,060,445	(138,519)	(0)	1,921,926	1,217,109	3,139,035

	Share Capital	Capital reserves	Cumulative foreign currency translation adjustments	Hedging Reserves	Stock base compensation	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to shareholders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2007	10,704	229,462	12,911	3,616	9,262	346,861	612,816	(38,986)	(952)	572,878	335,932	908,810

Gain for the period	-	-	-	-	-	(7,695)	(7,695)	-	-	(7,695)	6,698	(997)
Differences from translation of foreign entities' financial statements	-	-	(24,150)	-	-	-	(24,150)	-	-	(24,150)	(4,692)	(28,843)
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	-
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	61	61
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	957	957	-	957
Change in fair value of Swap transactions	-	-	-	(1,946)	-	-	(1,946)	-	-	(1,946)	-	(1,946)
Stock based compensation expenses	-	-	-	-	886	-	886	-	-	886	3,445	4,331
Premium of the minority in a subsidiary	-	-	-	-	-	-	-	-	-	-	1,114	1,114
Employee share premium	-	5	-	-	-	-	5	-	(5)	-	-	-
March 31, 2008	10,704	229,467	(11,239)	1,670	10,148	339,166	579,916	(38,986)	0	540,930	342,558	883,488